Schedule 13G                                                         Page 1 of 5

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SEC 1745 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(6-01) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                Ault Incorporated
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    051503100
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)
         [ X ]   Rule 13d-1(c)
         [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 051503100
          ---------

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


Schedule 13G                                                         Page 2 of 5


----------------------------------------
CUSIP No. 051503100
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  1     NAME OF REPORTING PERSONS:     Frederick Green
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: Not Applicable
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [   ]
        (b)  [   ]
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  3     SEC USE ONLY
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  4     CITIZENSHIP OR PLACE OF ORGANIZATION:
        Minnesota
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                             5   SOLE VOTING POWER:

        NUMBER OF SHARES         309,600
                             ---------------------------------------------------
          BENEFICIALLY       6   SHARED VOTING POWER:

         OWNED BY EACH           -0-
                             ---------------------------------------------------
           REPORTING         7   SOLE DISPOSITIVE POWER:

            PERSON               309,600
                             ---------------------------------------------------
             WITH:           8   SHARED DISPOSITIVE POWER:

                                 -0-
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        309,600
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10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions):
        [__]
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
        6%
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12      TYPE OF REPORTING PERSON (See Instructions):
        IN
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


Schedule 13G                                                         Page 3 of 5


ITEM 1.
         (a) Name of Issuer: Ault Incorporated
         (b) Address of Issuer's Principal Executive Offices:
             7105 Northland Terrace
             Minneapolis, Minnesota 55428-1028

ITEM 2.
         (a) Name of Person Filing: Federick Green
         (b) Address of Principal Business Office or, if none, Residence:
             7105 Northland Terrace
             Minneapolis, Minnesota 55428-1028
         (c) Citizenship: Minnesota
         (d) Title of Class of Securities: Common Stock
         (e) CUSIP Number: 051503100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b), 240.13d-2(b), OR (c), CHECK WHETHER THE PERSON FILING IS A:
         (a) [  ]  Broker or Dealer registered under Section 15 of the Act
                   (15 U.S.C. 78o)
         (b) [  ]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).
         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e) [ ] An Investment Adviser registered under ss.203.13d-1(b)(1)(ii)(E);
         (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
         (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G);
         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [  ]  Group, in accordance with ss.240.13d-1(b)(ii)(J)

ITEM 4.  OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of February 14, 2003, the beneficial ownership of shares of the Reporting Person was as follows:

         (a) Amount beneficially owned: 78,350 shares of common stock and options exercisable within 60 days of February 14, 2003 to purchase 230,250 shares of common stock.
         (b) Percent of class: 6% assuming exercise of all options within 60 days of February 14, 2003
         (c) Number of shares as to which the person has:
             (i) Sole power to vote or direct the vote: 309,600 (including options)
             (ii)  Shared power to vote or direct the vote: -0-
             (iii) Sole power to dispose or direct the disposition of:
                   309,600 (including options)
             (iv)  Shared power to dispose or direct the disposition of: -0-

Schedule 13G                                                         Page 4 of 5


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1, attach an exhibit stating the identity of each member of the group.

Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securities reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

ITEM 10. CERTIFICATION.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G                                                         Page 5 of 5


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 14, 2003
                                       -----------------------------------------
                                                         Date


                                       /s/ Frederick M. Green
                                       -----------------------------------------
                                                       Signature


                                       Frederick M. Green/President & CEO
                                       -----------------------------------------
                                                       Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001)